AFSCME Employees Pension Plan
Connecticut Retirement Plans and Trust Funds
Hermes Equity Ownership Services
New York City Pension Funds

Vote FOR Proposal #6 to Require an Independent Chair at
JPMorgan Chase & Co. (NYSE: JPM) Meeting Date: May 21, 2013

Dear JPMorgan Chase Shareholder:

We urge you to vote FOR Proposal 6 asking the board to require an independent director as chair of JPMorgan Chase (JPM) at the May 21, 2013 Annual Meeting.  Our proposal is not intended as a referendum on Jamie Dimon’s leadership as CEO or fitness as a director, but solely on his continued service as chair.  We are a group of US and UK institutional investors representing assets of over $320 billion. We believe a structure where the CEO runs the business and is accountable to a board led by an independent chairman is in the best interests of JPM shareholders for the following reasons:
•
The management of a complex financial institution is a full time job, and expecting one person to perform well as CEO in addition to the responsibilities of leading a board of directors is unrealistic.

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It is incumbent on JPM and its board to restore credibility with regulators in light of multiple violations, litigation, settlements and investigations that have cost the company $16 billion since 2009.

•
Serious internal control, corporate culture, board oversight, and risk management issues exist at JPM as evidenced by recent reports regarding the “London whale” trades; the firm’s own investigation points to a failure to inform the relevant board committee of important events at the company.

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An independent chair of the board of directors will eliminate the structural conflict of interest caused by the CEO being his own boss, and will clarify where the authority of the CEO ends and responsibility of the board begins.

G30: “an irresolvable conflict of interest”
The Group of Thirty (“G30”), an organization of international economic and financial policy experts, published a 2012 report on the governance of financial institutions.    The G30 recommendations regarding the role of Chairman and CEO are as follows:

“There is compelling logic for splitting the two roles:
•
If the job of the board is to control management, then an irresolvable conflict of interest arises when the most powerful board member (the chair) is also the most powerful member of management (the CEO).

•
In a complex, global  [financial institution], the responsibilities of chairing the board constitute a substantial workload, requiring a minimum of 35 percent time commitment, and typically much greater. Meanwhile, the pressures and breadth of responsibility borne by the CEO have grown almost beyond the capacity of a single person. To ask one person to ably fulfill both the role of CEO and the role of chair seems unreasonable.

•	Combining roles concentrates too much power in a single person.1”

Wall Street Analysts: Separate the Roles at JPM
GrahamFisher analyst Joshua Rosner authored the report JPMorgan Chase: Out of Control detailing the legal, accounting and regulatory issues at JPM. 2  Rosner said that Jamie Dimon “clearly can’t be both chairman and CEO,” adding “I don’t see how it’s feasibly possible for the executive to be expected to effectively oversee himself at the board level.3”

Rafferty Capital bank analyst Dick Bove stated that the chair and CEO roles at JPM “should definitely be broken up. I don't agree that the chairman and CEO should be the same person and even though I think Jamie Dimon is probably the best manager, or close to being the best manager of a bank in the United States, I don't believe he should have both roles of chairman and CEO. I think there has to be regulation of banks both internally which is supposedly the Board of Directors and externally…4”

Regulators: "the capabilities of management or the board of directors may be insufficient"
In a July 27, 2012 supervisory letter, JPM’s primary regulator, the Office of the Comptroller of the Currency (OCC), downgraded the firm’s Management rating from 2 to 3 meaning "the capabilities of management or the board of directors may be insufficient," and that management and board performance "need improvement.5"  This follows a cut by the OCC to JPM’s community lending grades released in January.  The conflict between JPM and the OCC with respect to JPM’s withholding of information on the London whale trades has been well documented in the press.6

JPM’s credibility with regulators was further undermined by the recent stress tests conducted by the Federal Reserve Bank (FRB), the regulator of JPM as a bank holding company.  While JPM estimated losses of only $200 million under adverse market conditions, the FRB predicted losses of $32.3 billion, a difference of 16,050%.7  JPM is reportedly being investigated by at least eight federal agencies8 and appointing an independent chair would help demonstrate that the company is serious about addressing its flagging reputation among regulators.

London whale lapses underscore the need for separating CEO and Chair
The March 15, 2013 Senate Permanent Subcommittee on Investigations Report9 highlights a failure of risk management, finding “[i]n contrast to JPMorgan Chase’s reputation for best-in-class risk management, the whale trades exposed a bank culture in which risk limit breaches were routinely disregarded, risk metrics were frequently criticized or downplayed, and risk evaluation models were targeted by bank personnel seeking to produce artificially lower capital requirements.”  The Report also found that “derivative trading and financial results were misrepresented to investors…”10

JPM’s internal task force report on the London Whale losses revealed that the board’s Risk Policy Committee met on March 20, 2012 and that the committee was not informed of various risk policy breaches or of the divergent trading strategy that would be pursued.11  Jamie Dimon approved increases in risk limits in January 2012, and was informed of risk limit breaches during the same month, neither of which was disclosed to the Risk Policy Committee in March 2012.12 We believe that the failure of the CEO to direct JPM managers to update the Risk Policy Committee of the board is a serious governance failure which may stem from a lack of clarity regarding his authority.

 This is not a proxy solicitation.  Please DO NOT send your proxy card to any of the shareholder proponents. We will not accept proxy cards, and any proxy cards received will be returned.

Vote FOR Proposal 6 to require an independent board chair at JPMorgan.
We believe JPM shareholders would be better served by separating the positions of chair and CEO and appointing an independent director as chair. By voting “FOR” the shareholder proposal requesting an independent chair, you can send a message to the board regarding the importance of independent board leadership at JPM.

For further information, please contact Charles Jurgonis at +1(202) 429-1007.

Sincerely,

LEE SAUNDERS	DENISE L. NAPPIER
Chairman AFSCME Employees Pension Plan	Treasurer Connecticut Retirement Plans and Trust Funds

COLIN MELVIN Chief Executive Officer	JOHN C. LIU Comptroller
Hermes Equity Ownership Services	City of New York

1 Toward Effective Governance of Financial Institutions. Rep. Group of 30, 22 Feb. 2012. Web. 20 Mar. 2013. <http://www.group30.org/images/PDF/TowardEffGov.pdf>.
2 Rosner, Joshua. JPMorgan Chase: Out of Control. Rep. GrahamFisher, 12 Mar. 2013. Web. 15 Mar. 2013. <http://www.scribd.com/doc/130291230/GF-Co-JPM-Out-of-Control>.
3 Kopecki, Dawn, Clea Benson, and Hugh Son. "JPMorgan Report Piles Pressure on Dimon in Too-Big Debate." Bloomberg. N.p., 15 Mar. 2013. Web. 16 Mar. 2013. <http://www.bloomberg.com/news/2013-03-14/jpmorgan-misled-investors-dodged-regulators-senate-report-says.html>.
4 Bove, Dick. "Bove: Banks Excessively Overrated." Interview by Melissa Francis. Bove: Banks Excessively Overrated. Fox Business. New York, NY, 15 Mar. 2013. Television. http://video.foxbusiness.com/v/2229122078001/bove-banks-excessively-overrated/
5 Permanent Subcommittee on Investigations, US Senate.  “JPMorgan Chase Whale Trades: A Case History of Derivatives Risks and Abuses.” March 15, 2013, p 249.  Available at http://www.hsgac.senate.gov/download/?id=F2B1E62B-0B68-4977-BF6A-025695C60897

 This is not a proxy solicitation.  Please DO NOT send your proxy card to any of the shareholder proponents. We will not accept proxy cards, and any proxy cards received will be returned.

6Kopecki, Dawn, Clea Benson, and Hugh Son. "JPMorgan Report Piles Pressure on Dimon in Too-Big Debate." Bloomberg. N.p., 15 Mar. 2013. Web. 16 Mar. 2013. <http://www.bloomberg.com/news/2013-03-14/jpmorgan-misled-investors-dodged-regulators-senate-report-says.html>.
7 Garcia, Cardiff. "JPM: Stress Is What Other Banks Feel." Financial Times, 08 Mar. 2013. Web. 12 Mar. 2013. http://ftalphaville.ft.com/2013/03/08/1416662/jpm-stress-is-what-other-banks-feel/; Dodd-Frank Act Stress Test 2013: Supervisory Stress Test Methodology and Results. Rep. Federal Reserve, Mar. 2013. Web. 25 Mar. 2013. http://www.federalreserve.gov/newsevents/press/bcreg/dfast_2013_results_20130314.pdf; 2013 Annual Stress Testing Disclosure. Rep. JPMorgan Chase, 07 Mar. 2013. Web. 25 Mar. 2013. <http://files.shareholder.com/downloads/ONE/2356857679x0x643594/32d011af-2ce3-418e-b661-47b88493be5c/2013%20Annual%20Stress%20Testing%20Disclosure_FINAL.PDF.>.
8 Silver-Greenber, Jessica, and Ben Protess. "JPMorgan Chase Faces Full-Court Press of Federal Investigations." New York Times (blog). N.p., 26 Mar. 2013. Web. 30 Mar. 2013. <http://dealbook.nytimes.com/2013/03/26/jpmorgan-chase-faces-full-court-press-of-federal-investigations/>.
9 Senate Permanent Subcommittee on Investigations, “JPMorgan Chase Whale Trades: A Case History of Derivatives Risks and Abuses”.  See supra Note 6.
10 Ibid, p. 1.
11 Report of JPMorgan Chase & Co. Management Task Force Regarding 2012 CIO Losses, Rep. JPMorgan Chase, 16 Jan. 2013, pp. (42-43) and footnote 53. http://files.shareholder.com/downloads/ONE/2288317063x0x628656/4cb574a0-0bf5-4728-9582-625e4519b5ab/Task_Force_Report.pdf
12 Senate Permanent Subcommittee on Investigations. “JPMorgan Chase Whale Trades: A Case History of Derivatives Risks and Abuses.”  Exhibits 79b-79g, pp. (361-368). http://www.hsgac.senate.gov/download/?id=6BB34BFA-658F-4874-A6CD-5740264BC957

 This is not a proxy solicitation.  Please DO NOT send your proxy card to any of the shareholder proponents. We will not accept proxy cards, and any proxy cards received will be returned.